UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Internet America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

William E. Ladin, Jr.

350 North St. Paul, Suite 3000

Dallas, Texas 75201

(214) 861-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILLIAM E. LADIN, JR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 785,254 8. Shared Voting Power -0- 9. Sole Dispositive Power 785,254 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 785,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. N. PALMER FAMILY PARTNERSHIP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 700,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 700,000 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Introduction

This Amendment to Schedule 13D is being filed by William E. Ladin, Jr. (“Ladin”) and the J.N. Palmer Family Limited Partnership, L.P. (the “Palmer Family Partnership”)(together, the “Reporting Persons”) with the Securities and Exchange Commission to report a change in the Reporting Person’s investment intent. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D’s of either of the Reporting Persons. This Schedule 13D and any future amendments of it constitute amendments to the Schedule 13D’s previously filed independently by each of the Reporting Persons.

Item 4. Purpose of Transaction

Due to the election of two independent directors to the Company’s Board of Directors and subsequent discussions by the independent directors regarding corporate governance, the Reporting Persons have changed their intent to proposes certain changes to the Issuer’s Articles of Incorporation and Bylaws and their intent to solicit proxies for a slate of directors they intend to propose. At this time, the Reporting Persons believe that the interests of the Board of Directors align with shareholders and the Board should be given an opportunity to proceed as they feel is in the best interests of the Company.

The Reporting Persons are aware that the Board of Directors is continuing to seek independent candidates for vacant positions on the Board. The Reporting Persons are aware that the Board of Directors has identified at least one potential candidate for directorship and that Mr. Ladin, as a director of the Company, will participate in the process of evaluating and possibly electing such candidate to fill a vacancy on the Board of Directors.

Except as otherwise set forth herein, neither of the Reporting Persons nor the General Partner of the Palmer Family Partnership has any present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2004	/s/ William E. Ladin, Jr.
William E. Ladin, Jr.

Dated: October 26, 2004	J.N. PALMER FAMILY PARTNERSHIP

	By:	/s/ John N. Palmer, Jr.
John N. Palmer, Jr., General Partner